Exhibit (d)(12)

AMENDMENT TO ADMINISTRATION AGREEMENT

This Amendment to the Administration Agreement dated April 20,1994 between Smith, Barney Advisers, Inc. and Smith Barney Shearson Series Fund in respect of Total Return Portfolio is entered into by Smith Barney Fund Management LLC (the “Manager”) and Greenwich Street Series Fund (the “Trust”), in respect of the Fundamental Value Portfolio of the Trust as of the 1st day of August, 2004.

WHEREAS, the Manager is the successor to Smith, Barney Advisers, Inc., and

WHEREAS, the name of Smith Barney Shearson Series Fund has been changed to Greenwich Street Series Fund and the name of the Total Return Portfolio has been changed to Fundamental Value Portfolio; and

WHEREAS, the Board of Trustees of the Trust has voted to decrease the compensation payable under the Administration Agreement; and

WHEREAS, the Trust and the Manager desire to amend the Administration Agreement to reflect the decreased administration fee;

NOW, THEREFORE, the parties hereto agree as follows:

1. Section 3 of the Administration Agreement is deleted in its entirety and replaced with the following:

3. Compensation. In consideration of the services rendered pursuant to this Agreement, the Fund will pay SBA on the first business day of each month a fee for the previous month at an annual rate according to the following schedule:

Average Daily Net Assets	Rate of Administration Fee
Up to $1.5 billion	0.20%
In excess of $1.5 billion and up to $2.0 billion	0.20%
In excess of $2.0 billion and up to $2.5 billion	0.16%
In excess of $2.5 billion and up to $3.5 billion	0.14%
In excess of $3.5 billion	0.12%

Upon any termination of this agreement before the end of a month, the fee for such part of that month shall be prorated according to the proportion that such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement. For the purpose of determining fees payable to SBA, the value of the Fund’s net assets shall be computed at the times and in the manner specified in the Fund’s Prospectus and Statement of Additional Information as from time to time in effect.

2. Except as amended herein, all the provisions of the Administration Agreement shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Amendment to Administration Agreement as of the date first written above.

SMITH BARNEY FUND MANAGEMENT LLC		GREENWICH STREET SERIES FUND

By:	/s/ R Jay Gerken	By:	/s/ R. Jay Gerken
Name:	R. Jay Gerken	Name:	R. Jay Gerken
Title:	Chairman, President and Chief Executive Officer	Title:	Chairman of the Board, President and Chief Executive Officer